P.E. 1/13/02

02016045

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

RECEIVED FEB 19 2002 363

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2002

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

By: ______________________________
Alvaro Rodríguez Arregui.
Chief Financial Officer

Dated: January 13 , 2002.

Elektra

GRUPO ELEKTRA ANNOUNCES FOURTH QUARTER AND YEAR END 2001 RESULTS

Proven Business Model and Strong Balance Sheet Key
20th Consecutive Quarterly EBITDA Increase
SG&A Decrease 8.1% YoY in 4Q01

MEXICO CITY, February 13, 2002 – Grupo Elektra S.A. de C.V. (BMV: ELEKTRA, NYSE:EKT), Latin America's leading specialty retailer and consumer finance company, today reported results for the fourth quarter and year ended December 31, 2001.

In the fourth quarter, EBITDA was US$ 79.6 million, a 2.1% increase from US$77.9 million recorded in the fourth quarter of 2000. Revenue decreased 3.3% to US$503.1 million from US$520.1 million recorded in 4Q00. Operating income rose 7.2% to US$ 59.6 million from US$ 55.6 million in the prior year period.

EBITDA for 2001 rose to US$285.6 million for the year, a 7.1% gain over the US$ 266.7 million posted in 2000. Full year revenue for 2001 was US$ 1,702 billion, a 1.5% gain over the US$ 1,677 billion recorded in 2000. Operating income for 2001 was US$202.6 million, an increase of 7.4% over the US$ 188.7 million posted in 2000.

Javier Sarro, Chief Executive Officer of Grupo Elektra, commented "Our business model can generate solid cash flow in any economic environment, delivering our 20th consecutive quarter of EBITDA growth amidst a challenging retail scenario."

He added, "With our balance sheet strength, the new environment brings a time of opportunity for Grupo Elektra. In 2002 our key strengths will enable us to continue consolidating our leadership in the specialty retail segment as the weaker competitors face increasing difficulties."

Fourth Quarter Highlights:

- 20th consecutive quarter of EBITDA Growth, Up 2.1% in the fourth quarter.
- 4th Quarter SG&A decreases 8.3%; full year SG&A falls by 3.3%
- Strong Balance sheet - cash position stands at US$209 Million
- Elektra Mexico, our core business, showed a strong performance.

Operational Breakdown for the Fourth Quarter

Store Chains

Elektra: During 2001 sales in Mexico and Latin America increased 1% to Ps. 10,366 million compared with Ps. 10,223 million for 2000. Same-store contribution fell 6%. Elektra's merchandise gross margin was 35% for 2001, compared to 36% in 2000.

During the fourth quarter, sales in Mexico and Latin America fell 4% to Ps. 3,213 million compared with Ps. 3,337 million for 4Q00. Same-store contribution fell 15%. Elektra's merchandise gross margin was 35% for 4Q01, compared to 36% in 4Q00.

Salinas y Rocha: During 2001 revenue decreased 2% to Ps. 958 million from Ps. 974 million in 2000. Gross margin was 31% at the end of 2001, compared with 32% reported for 2000. This business unit contributed 8% of the total sales during the year.

During the fourth quarter, revenue decreased 1% to Ps. 309 million from Ps. 313 million in 4Q00. Gross margin remained flat at 30% at the end of 4Q01 compared with the 4Q00.

Bodega de Remates: During 2001 revenue decreased 3% to Ps. 518 million. Gross margin was 24% at the end of 2001, compared with 26% reported for 2000. This business unit contributed 4% of the total sales during the year.

During the fourth quarter revenue decreased 15% to Ps. 141 million. Gross margin was 22% at the end of 4Q01, compared with 26% reported for 4Q00.

THE ONE: During 2001 sales decreased 25% to Ps. 554 million from Ps. 735 million in 2000. Same-store contribution decreased 31% over the year 2000.

During the fourth quarter, sales decreased 31% to Ps. 173 million from Ps. 250 million in 4Q00. Same-store contribution decreased 22% over the same period

Products and Services

Sales in our core lines of products (electronics, white line, furniture and small appliances) were down 4% year-on-year, reporting sales of Ps. 10,293 million in 2001 versus Ps. 10,723 million in 2000. This was largely the result of across the board declines in electronics, white line and furniture, partially offset by a high single-digit growth in small appliances. In addition, consolidated merchandise sales were boosted by two new product lines: telephones, whose participation to total sales rose from 1% in 2000 to 3% in 2001, and computers, which did not contribute to sales in 2000 and represented 3% of sales during the year.

For the fourth quarter, sales in our core lines of products were down 9% year-on-year, reporting sales of Ps. 3,206.4 million in 4Q01 versus Ps. 3,537.6 million in 4Q00. Telephones participation to total sales rose from 1% in 4Q00 to 3 percent in 4Q01, and computers, which did not contributed to sales in 4Q00, represented 4% of sales during the 4Q01.

Milenia. During 2001, Grupo Elektra's extended warranty program, Milenia, reported a 27% increase in revenue to Ps. 208 million, compared to Ps. 163 million in 2000.

During 4Q01, Milenia generated a 14% increase in revenue to Ps. 54 million, compared to Ps. 48 million in 4Q00.

Fotofacil: During 2001, Fotofacil continued to operate 180 mini-labs, reporting revenues equivalent to Ps. 156 million. This represented a 20% increase compared to 2000, with a gross contribution margin of 40%.

For the quarter, Fotofacil reported revenues equivalent to Ps. 47 million, representing a 12% increase compared to 4Q00, with a gross contribution margin of 37%.

Unefon (BMV: UNEFONA) has coverage in a total of 15 cities. To date Grupo Elektra has sold more than 425,000 telephones at 350 stores. Elektra generates revenues on phone sales and pre-paid calling cards (371 million minutes of airtime sold during 2001, compared with 22.5 million minutes of airtime sold during 2000).

Dinero en Minutos: During 2001,Grupo Elektra was able to hold basically flat the volume of operations in its international money transfer agreement with Western Union (4% and 5.9% YoY declines for 2001 and 4Q01, respectively). Nonetheless, increased competition led to price declines which resulted in a 25% decrease in revenue for the year, to Ps. 353 million, compared to Ps. 468 million in 2000; and a 30% decrease in 4Q01 to Ps. 77 million, compared to Ps. 111 million in 4Q00.

Dinero Express, Grupo Elektra's intra-Mexico money transfer service, recorded an 18% increase in revenue during 2001, led by a 28% increase in the number of transactions. Behind this healthy pace in volume growth are the increase in the share of Grupo Elektra in the Intra Mexico money transfers market and the aggressive advertising of this product.

For the fourth quarter, Dinero Express recorded an 18% increase to Ps. 41 million compared to Ps. 35 million in 4Q00, led by a 27% increase in the number of transactions.

Guardadito. At the end of 2001, *Guardadito* savings accounts were 980 thousand compared to 1.5 million at the end of 2000. This is the result of a purge process of the portfolio, through which we charge a handling fee of Ps.1 per month to those accounts with a balance below Ps 50. As a result of this purge process, the average balance per account went from Ps. 270 at the end of 2000 to Ps. 405 at the end of 2001.

Computers, Peripherals and Accessories. At the end of 2001, the new PC line of products was available at 640 kiosks in Elektra and Salinas y Rocha stores. Sales of this product line in 2001 were Ps. 331 million with a contribution margin of 23%. For the year 2001, approximately 28,000 PCs and more than 63,000 peripherals were sold.

Regional Breakdown

During 2001 sales in Mexico decreased 1% to Ps, 11,681 million from Ps. 11,757 million in 2000, while sales in Latin America increased 1% to Ps. 715 million from Ps. 709 million in 2000.

During 4Q01 sales in Mexico decreased 4% to Ps, 3,641 million from Ps. 3,798 million in 4Q00, while sales in Latin America decreased 27% to Ps. 195 million from Ps. 269 million in 4Q00.

CREDIMAX (Credit)

Credit: During 2001, revenue increased 10% to Ps. 3,212 million from Ps. 2,907 million reported in 2000. Credit gross margin for the year was 73% compared to 74% in the prior year. At the end of 2001, Grupo Elektra had a total of 1.8 million active accounts in its consumer credit program, compared to 1.9 million in 2000. Gross customer accounts receivable reached the equivalent of US$427.9 million compared to the equivalent of US$529.8 million at the end of 2000. The average term of the credit portfolio at the end of 2001 was 46 weeks, a two-week increase from 44 weeks reported at the end of both, 2000 and 3Q01.

During the 4Q01 we maintained our 12-month promotional term. Our merchandise sales mix for the year was 62% credit and 38% cash.

Balance Sheet and CAPEX

Total interest-bearing liabilities as of December 31, 2001 were the equivalent of US$ 524.4 million, a 6.4% increase compared to December 31, 2000. Net debt at the end of 2001 was the equivalent of US$ 315.5 million, a 22% decrease compared to the end of 2000.

Cash increased 139% YoY and 64% QoQ, reflecting our cash accumulation initiative implemented since the first quarter of this year.

Capital expenditures in the fourth quarter were US$ 28.8 million, principally for store remodeling. Total CAPEX for the year 2001 were US$ 51.2 million.

During 4Q01, there were 22 store openings (17 Elektra, 2 Bodega de Remate and 3 Salinas y Rocha), and there were 5 store closings (all of them The One). Overall, there were 17 net store openings during the quarter.

During 2001, there were 42 store openings (28 Elektra, 8 Bodega de Remate, 4 Salinas y Rocha and 2 The One), and there were 39 store closings (6 Elektra, 3 Salinas y Rocha, 17 Hecali and 13 The One). Overall, there were 3 net store openings during the year, bringing the total number of stores to 953 as of the end of 2001 from 950 at the end of 2000.

Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer and consumer finance company. Elektra sells goods and services through its *Elektra, Salinas y Rocha, and THE ONE* stores and over the Internet. The Group operates almost 1,000 stores in Mexico and five other countries in Latin America, as well as its virtual stores, offering household appliances, furniture, and clothing. Financial services include consumer credit, money transfers, extended warranties, servicing of home mortgages, and savings accounts.

Investor and Press Inquiries:

Juan Carlos Creixell
Investor Relations Coordinator
Grupo Elektra S.A de C.V,
Tel. (52) 5629 9333
Fax. (52) 5629 9234
jcreixell@elektra.com.mx

Esteban Galíndez, CFA
Director of Investor Relations
Grupo Elektra, S.A. de C.V.
Tel. (52) 5629 9333
Fax. (52) 5629 9234
egalindez@elektra.com.mx

Elric Martinez
The Dilenschneider Group
New York
Tel. (212) 922 0900
Fax. (212) 922-0971
emartinez@dgy-nyc.com